Filed by OpenPayd Global Holdings Limited
Pursuant to Rule 425
under the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Titan Acquisition Corp
Commission File No.: 001-42590

On June 1, 2026, OpenPayd Global Holdings Limited (“OpenPayd”) announced its proposed business combination with Titan Acquisition Corp (“Titan”), which is expected to result in OpenPayd becoming a publicly traded company listed on the Nasdaq Stock Exchange. The following is a transcript of an interview given by OpenPayd on June 25, 2026 with PYMNTS TV, in which the proposed business combination between Titan and OpenPayd was discussed.

Interview Transcript

Start of interview cut off:

Karen Webster, CEO, PYMNTS (00:00):

To solve that problem.

Iana Dimitrova, CEO, OpenPayd (00:02):

Super. Karen, that’s a great place to start because you said it yourself. In today’s world, you have to stick a lot of different parts of the equation to make global money movement work. And this is really what businesses struggle with and it’s not the job of businesses to think about the infrastructure failing and to think about legislation. They have to focus on what they do best, which is developing and selling their products and services. And that’s the main reason why they come to OpenPayd. OpenPayd is essentially a infrastructure provider that helps businesses move and manage money globally. And the way that we’ve gone about this is, we sit squarely at the intersection between traditional banking and payments and regulated digital assets.

So the way to think about us is it’s a layer of orchestration that gives businesses, accounts, access to payment accounts, to local and cross-border payments, to treasury management activities and services to trading services, as well as the compliance wrapper that sits around. So in essence, a business comes to OpenPayd, connects once, goes once through the contractual and compliance onboarding process, integrates, and then through that one single integration they can get access to payment rails both within the fiat world pretty much anywhere in the world, as well as now access to the digital asset world, so to the main networks and to the main stablecoins.

And we essentially take the complexity of all of that infrastructure out for businesses so they can focus on what they do best. We service all digital native businesses and we service businesses that, I mean to put it simply, that really have the need to move and to manage money on a cross border basis, which in today’s global world, as you know Karen very well is pretty much any business out there and we help them save a lot of time and a lot of investment in actually reverse engineering that infrastructure and building it themselves.

Karen (02:14):

Can I stick on the word orchestration for a minute? Because orchestration is a common term in payments and I think everyone knows what that is. It’s the layer that basically connects the routing of payments to the lowest cost provider for lots of reasons, cost and conversion. But you’re different because you hold the licenses, you issue the accounts yourself, and so you’re a regulated infrastructure provider that owns the rails, but also the orchestration layer. So is orchestration really the right word?

Iana (02:50):

Well, it is the right word, but you’re absolutely right. We are both the infrastructure and we do the orchestration and perhaps, let me try and break this down. The first thing is we are regulated to hold funds, as you said, to issue accounts and ultimately hold client funds because the business of money movement is ultimately about the trust.

So we are regulated to hold client money in virtually all major jurisdictions around the world. We have now 43 licenses, in the US money transmission licenses. We’re regulated in Europe, we’re regulated in the UK, in Canada, in South Africa. And the important thing to say here is that we are regulated to provide those accountant payment services both within a fiat context – because we do come from traditional finance – as well as now more recently over the past 24 months within a digital asset context as well.

So when we say that we are providing that infrastructure, this is exactly what we mean. We have both the licenses as well as the technical connectivity to offer payment accounts, local cross-border payments, trading and treasury management services and support all of the above in both fiat and stablecoin or digital assets.

When I say orchestration, when we get a payment instruction from a customer and that payment instruction can be very simple, move money from point A to point B from one country to another or exchange value from A to B or help me maximize the yield I get on my asset, we orchestrate in the sense of we choose dynamically in real time the most appropriate channel for that money movement and the most appropriate rail.

And when I say appropriate, you mentioned speed, but it could be speed, it could be the cost, right? It could be the acceptance rate because we have built that ecosystem of connectivity and very broad in-depth connectivity to the fiat payment rails. And that is European clearing system, the international Swift payment rails, ACH in the us, Faster Payments in the UK, other relevant local rails in country as well as we’ve built the connectivity to the main networks, the main stablecoin issuers like Circle, like Ripple, the main liquidity providers.

Because all of that is within our ecosystem. We actually have the ability to take the payment instruction of the customer and dynamically in real time choose the best channel to actually execute it best in terms of speed, cost, security and acceptance levels. And there are very few providers, in the beginning of our conversation, you mentioned the competitive landscape. There are very few providers actually that combine that breadth of connectivity to both the fiat rails, so the last mile collection or settlement in theater as well as the connectivity to the digital asset rails as well. And it’s really the power of that combined infrastructure that allows us to execute in real time instantly those settlements and generally speaking payment instructions.

Karen (06:16):

Iana, how much input do the senders and receivers have in how the payment is actually settled?

Iana (06:25):

As much as they want to have, Karen, is the answer. If they are particularly set on a particular route, we will of course execute and honor that payment instruction as per their requirement. But very often what you would find is we have global businesses, and I can give you an example with a global affiliate marketing business that works with global brands and a network of affiliates across multiple geographies. So they would have to on a monthly basis execute payments, whether it’s to Brazil, to Mexico, Japan, it doesn’t matter.

And what you find is we would actually sit and have a conversation prior to even starting the integration and advise them on the best routes to execute payments depending on their needs. Because for certain channels and for certain geographies, we would absolutely recommend stick to the local clearing system because it works consistently, it works well. For other payment instructions, we would actually recommend use the stablecoin sandwich, let’s load here in Sterling using Faster Payments, let’s convert into USDC as an example, and then using say the Circle payment network, we would remit into Mexico or we would remit into Brazil, and we would do that in less than 42 seconds. Obviously, we wouldn’t be able to replicate the same experience or even cost through the Swift network. So to answer your question simply, it is very much up to them, but we are here to advise them if they wanted that advice.

Karen (08:10):

Got it. You’ve always described your moat as licensing and regulation. I mean that is your background professionally, and that’s sort of the cornerstone for OpenPayd. And given your remit as you describe it, I mean that’s critically important to have licenses where necessary, which is in a lot of different places. And cognizant of the compliance in the various countries in which you’re doing business, is that your forever moat or is anyone trying to do this going to have to be at that level in order to basically participate in what is now global money movement and its evolution?

Iana (08:57):

So we are definitely seeing a structural shift in global money movement. I think everyone needs to be well aware of that, but for anyone to participate in the new world of global money movements, you have to have that infrastructure, regulatory infrastructure as well as technical infrastructure in place.

I think this is incredibly important to understand because what we see is that ultimately businesses don’t care about the underlying rails or channels that use to manage money. What businesses, what people care about is the safety, the speed, the traceability of a transaction.

And whether we do that and secure that within a fiat world or within the blockchain, it doesn’t really matter. And what we see more and more is that more and more jurisdictions are moving towards also regulating digital assets and stablecoins in particular as tools for payment as a utility for payment.

Where I’m going with this is although there is a structural shift in the way that payments and global money movements are being delivered, although the ecosystem is changing, what hasn’t changed and what is not going to change is the expectation of businesses for reliable and trustworthy infrastructure providers that can guarantee the security of their assets and the security of their payments.

And therefore, yes, that regulatory mode will remain incredibly important and incredibly relevant, whether we talk about traditional, trad-fi payments or payments within the digital asset space, which is why we at OpenPayd have continuously been investing and will continue to invest in extending our regulatory footprint and our regulatory coverage because we are the global leader from an infrastructure perspective and we want to make sure that we are fully authorized across all relevant jurisdictions to support the growth journey of our customers.

Karen (11:19):

So you are rail agnostic and there are more rails coming into the global money movement category. Daily is an overstatement, but you see the big banks here in the US developing their own tokenized deposit network. Stripe owns Bridge, MasterCard owns BVNK. If you think about what these players are doing, which is to try to create their own networks that move money cross border, across payment modalities in very much the same way that you represent your platform proposition. How do you see the landscape evolving in the global money movement space where everyone is trying to be very inclusive of new ways of moving money and new money payment modalities to move? Are they complimentary? Are they part of your network? Are they competitive? Walk us through how you think about it.

Iana (12:31):

Yeah, absolutely. The way we think about the ecosystem is we are all in a way, yes, competing with each other for a share of the global money movements, but we are equally complimentary to each other. So this is all about the ecosystem and the interoperability within that ecosystem.

And this is why we at OpenPayd have focused on building infrastructure that is rail agnostic and that is modular and is able to accommodate for additional new rails and means of payment. Because again, I would like to go back to why do we do this? Our mission is to help grow the digital economy. And the way that we go about our mission is we focus on delivering the best payments infrastructure so that businesses can focus on what they do best.

And as a result of that, we are fully committed to deliver access to all relevant payment rails out there so that we can actually meet that promise of simplifying the complexity of payments and executing payments and money movements in the best possible way.

(13:58):

So is there competition? Yes, absolutely there is competition, but when you look at the Bridge and Stripe deal now recently, the MasterCard/BVNK acquisition, this only comes to underscore the structural shift that I mentioned earlier and validates the utility of the underlying technology, the utility for payments of that new underlying technology. I’m referring to the blockchain and stablecoin of course.

So for us it is about making sure that all of that optionality is easily accessible through our platform, through our infrastructure is fully supported, both from a technical as well as from a licensing perspective. And then just really focusing on the orchestration of whatever payment destruction is being received.

Karen (14:54):

Your founder has said that over the next decade, money will just move on its own. And I think we all like the sound of that, but with that comes the word you used at the beginning, which is trust. Is it going to be the right amount and is it going to get there and am I going to get it? Help us understand how to get from here to there, and is there money moving across your network now that is completely independent of anyone but an agent taking on a request or a payment instruction and just making a decision about what to do?

Iana (15:34):

I think that’s a great way of putting it. How do we get from where we are today to that future? Because first of all, I can only echo that sentiment that in the future we will be seeing fully programmable, fully autonomous payments instructions. And I think for every business now and respectively for these supporting infrastructure providers like OpenPayd, the question is how do you move from being a simple payments company to actually have the fully fledged infrastructure to support those agentic payments and support commerce?

It is a staged process and we as a business have been investing now for a long time in this direction. This is how we have actually built the infrastructure from the offset. That modular infrastructure that is already able to support the agentic third party requests for payment instruction.

So this has been in our architecture, in our ethos from day one. To answer your question, how do we actually build that level of trust to get us from where we are today to that future operating system for fully autonomous agentic payments? It is very simple. It starts first of all with that modularity. It goes through the step of orchestration because the first step of relinquishing control is businesses is saying, we want money movement from A to B, we leave it to you, the infrastructure provider to choose the best route for this.

This is really where that second step of orchestration is coming in. And then from there, actually the leap to the autonomous payment generated/instructed by an agent is fairly small because you have already built that level of trust in the scale. You’ve already built the level of trust in your infrastructure with your customer.

But is this the future of payments? Absolutely. Is this the future of digital commerce? Yes, absolutely. And we are here really building, putting in place the building blocks to be able to support agentic payments and fully autonomous and programmable payments within an autonomous operating system. So shifting away from being a mere infrastructure provider to becoming a operating system for autonomous agentic payments.

Karen (18:24):

Yeah, no, you make a good point, which is trust builds over time because you see money moving a certain way between certain buyers and sellers and it seems to work, so it’s just autopilot at that point. It’s like my Amazon subscribe and save - I just keep getting getting aluminum foil every six weeks.

Iana (18:46):

And when you think about it, actually agentic payments are not new. I mean, the concept of open banking in many parts of the world, Europe included, is in a way the first step of opening up the payment system and making sure that a simple API call can actually execute a payment destruction.

So the building blocks are absolutely there. I think for businesses. What is important is just really to make sure that they build the partnership with the right infrastructure provider that has the right guard rails and the right muscle when it comes to both compliance excellence as well as technological excellence.

Karen (19:30):

So yeah, I want to switch gears a little bit. You made news recently because you say that you’re ready to go public on the NASDAQ via a SPAC. Couple of questions about that and congratulations on that.

So interest in being a publicly traded company, number one, because you’re doing very well today, you’re a profitable business, you’re growing, there’s obviously demand for what you’re doing. So interesting going public and interesting going public via a SPAC and not the traditional IPO process. Is it speed to market, speed to funds?

Iana (20:09):

Super. Let me take these one by one. So first of all, you’re absolutely right. OpenPayd in the past five years delivered significant organic growth, very consistent organic growth year on year. Today we process over 250 billion euros of annual payments. Our run rate in terms of revenue is over $85 million. So the business has done exceptionally well organically without any external institutional capital. For us, taking that step forward in terms of the NASDAQ listing in the United States is a matter of maturity.

So what we’re looking for is really getting to that next level of maturity because this is what our customers expect from us. We’re at this point servicing blue chip customers. We are the global market leader in our space, and therefore having of course access to the capital markets as well as the public endorsement of what we have built and the control and governance framework around the services that we offer as we go into that next phase of service development is for us incredibly important.

And we believe that this is yet another way to bring more value to our customers and more value to our partners. And to answer to your question, a specific question about the de-spac, of course, De-spacs had different levels of success depending on which cycle the economy is in. But one thing that is really important to remember here is we are actually partnering with an incredibly experienced team.

So the Titan Acquisition Corp team have very strong track record, first of all within the FinTech space, which to us is incredibly important to partner with people that understand the pain points of payment infrastructure. And of course very, very, very impressive track record within the capital markets with several successful de-spacs, the most recent one being Payoneer. And as you know, actually of course there’s now currently talk about Nuvei taking on Pioneer as well. So from our perspective, this is a very clear path to both capital that will allow us to accelerate our own growth plans as well. And that public endorsement and maturity that our customers now expect from us as a global infrastructure provider.

Karen (22:49):

But does it also suggest that you want to stay as an independent company because there are a lot of acquisitions in this space, as I’m sure you see.

Iana (22:59):

We are incredibly ambitious about what lies ahead of us. We have very important plans in terms of continuous expansion, continuous development of the platform, and we absolutely intend to continue focusing on that and continue to develop on behalf of our customers and really support them on their growth journey.

Karen (23:27):

Final question, Iana, and thanks for your time. This has been a fascinating conversation. You talk about the different types of money moving across your rails. Today it’s a certain mix - in five years time how do you see that mix changing? Obviously tokenized deposits are now going to be part of the mix. We have stablecoin, we have traditional fiat. Do you have a hypothesis as to how that mix may shift in the next five years?

Iana (23:57):

I think the mix will still very much be there. Again, we need to go back to first principles and remember that ultimately businesses care about the security of their assets and the speed of their transfers, and therefore what we will see is more and more emerging technologies that allow for faster payments and more secure holding and movement of assets. Now, whether you call that stablecoins or tokenized deposits or CBDCs, I don’t think that this is really the main question.

Karen (24:39):

No, it is about liquidity, right? At the end of the day, I mean we’re talking about moving money faster, more efficiently, more cost effectively

Iana (24:49):

Instantly, 24/7 real time. Absolutely.

Karen (24:52):

It’s liquidity. Iana, thanks so much for a great conversation. Congratulations on the news. We’ll look forward to seeing you ringing the bell sometime soon, and we’ll be there to talk to you then too.

Iana (25:03):

Thank you so much, Karen. Thank you for having me and for having OpenPayd pleasure.

FORWARD-LOOKING STATEMENTS

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding expectations of OpenPayd or Titan concerning the outlook for their business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets, as well as any information concerning possible, assumed, estimated or expected future operations and future financial performance of OpenPayd. Forward-looking statements also include statements regarding the expected benefits of the proposed transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of management of Titan, OpenPayd and Titan Acquisition Sponsor Holdco LLC (the “Sponsor”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Titan, OpenPayd and the Sponsor.

You should carefully consider the risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Titan’s final prospectus relating to its initial public offering dated April 8, 2025, its subsequent filings with the SEC and in the definitive proxy statement to be delivered to Titan’s shareholders and related registration statement on Form F-4, including those set forth under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Titan. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could materially and adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of shareholders is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to OpenPayd; any downturn or volatility in economic conditions, including inflation; risks related to the rollout of OpenPayd’s business and the timing of expected business milestones, and to relationships with customers; the effects of competition on OpenPayd’s future business; risks related to OpenPayd’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against it; disruption of OpenPayd’s relationships with its customers, business partners and others resulting from the announcement of the proposed transaction; the amount of redemption requests made by Titan’s public shareholders; the ability of Titan or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future. If any of these risks materialize or OpenPayd’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Titan nor OpenPayd presently know or that they currently believe are immaterial that could also cause actual results to differ, potentially materially, from those contained in or implied by the forward-looking statements. In addition, forward-looking statements reflect Titan’s and OpenPayd’s expectations, plans or forecasts of future events and views as of the date of this communication.

There may be additional risks that Titan and OpenPayd do not presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. While Titan or OpenPayd may elect to update these forward-looking statements at some point in the future, Titan and OpenPayd specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Titan’s or OpenPayd’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

This communication relates to the proposed transaction. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, a registration statement on Form F-4 will be filed with the SEC, which will include a proxy statement and a prospectus of Titan, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to Titan’s shareholders, seeking any required shareholder approval. Before making any voting or investment decision, investors and security holders of Titan and potential investors in the post-business combination combined company are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC by OpenPayd and/or Titan through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Titan may be obtained free of charge from Titan’s website at https://www.titan-spac.com/investor-information or by written request to Titan at Titan Acquisition Corp., c/o Winston & Strawn LLP, 800 Capitol St. STE 2400, Houston, Texas 77002.

Participants in the Solicitation

Titan, OpenPayd and their respective directors, managers and officers may be deemed participants in the solicitation of proxies of shareholders in connection with the proposed transaction. Titan shareholders and other interested persons may obtain more detailed information regarding the directors, managers and officers of Titan in Titan’s filings with the SEC, which may be obtained, without charge, on the website maintained by the SEC at www.sec.gov. Additional information will be available in the definitive proxy statement included in the registration statement when it becomes available.

No Offer or Solicitation

This communication relates to the proposed transaction and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.